

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Billy L. Brown
Medical Hospitality Group, Inc.
3241 Preston Road, Suite 7
Frisco, TX 75034

Re: Medical Hospitality Group, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed July 22, 2011
File No. 333-174533

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated June 17, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2.   We note your response to comment 2. Based on your representations that each borrower will likely be a special purpose entity with distinct equity investors that will purchase or develop a distinct property, we have no further comment at this time. However, we intend to re-evaluate the applicability of Rule 140 at the time of any post-effective amendment following a loan closing.

Risk Factors, page 7

3.   We note you have not revised your disclosure in response to comment 13 of our letter
        dated June 17, 2011. We therefore reissue our prior comment. Please remove repetitive
        risk factors. For example purposes only, we note your risk factor "Our Board of
        Directors may change our investment policies without Stockholder approval…," appears
        on pages 11 and 15. Please review and revise to remove duplicative disclosure.

Advisor Compensation, page 39

4.   We note your response to comment 23 of our letter dated June 17, 2011 and we reissue
        our prior comment in part. Please specifically disclose whether you will reimburse the
        Advisor for salaries paid to persons serving as your executives or other persons, or tell us
        where you have provided this disclosure.

5.   We note your response to our comment 24 and your revisions to your filing. It appears
        that you have calculated these fees based on your gross proceeds; however, it appears that
        the amount available to invest in assets or loans would be based on net proceeds. Please
        revise or advise.

Table III, page A-5

6.   We note that the projects owned by Vintage Harris and Denver Hospitality were under
        construction in 2008. Please include in the 2008 column of each table any applicable
        information about expenses, including interest expense, for 2008 as provided in Table III.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

7.   We note your response to comment 33 of our letter dated June 17, 2011 in which you
        indicate that the Company authorized the issuance of 65,000 shares of common stock to
        Edward J. Devereaux, James D. Boston and Robert A. Forrester on March 17, 2011 for
        services rendered. Please revise your disclosure to indicate the number of shares issued
        to each individual. Please also revise your disclosure to describe in greater detail the
        services rendered by each individual.

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Underwriting Commissions and Associated Costs Payable to Dealer Manager, page F-8

8.   We note your response to our comment 31 and we are unable to find your revision to your filing. Please revise your filing to disclose the total amount of organization and offering costs incurred by the Advisor to date and the estimate of the total costs you expect to reimburse.

Signatures, page II-7

9.   We note you have not revised your disclosure in response to comment 36 of our letter dated June 17, 2011. We therefore reissue our prior comment. Please identify your controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-11 and revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Robert A. Forrester, Esq.
       Via E-mail